UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934

Up Fintech Holding Limited

(Name of Issuer)

 American Depository Shares, each representing 15 Class A ordinary shares
Class A ordinary shares, par value US$0.00001 per share*
* Not for trading but only in connection with the listing of the American Depository Shares

(Title of Class of Securities)

 91531W106

(CUSIP Number)

Thomas Peterffy
IB Global Investments LLC
IBG LLC
Interactive Brokers Group, Inc.
IBG Holdings LLC
IBKR Member Holdings LLC
One Pickwick Plaza
Greenwich, CT 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 91531W106
1.	Names of Reporting Person
	IB Global Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[ ]
6.	Citizenship or Place of Organization
	Delaware, United States of America
Number of	7.	Sole Voting Power
Shares		75,380,162
Beneficially	8.	Shared Voting Power
Owned by		Not applicable
Each	9.	Sole Dispositive Power
Reporting		75,380,162
Person	10.	Shared Dispositive Power
With		Not applicable
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	75,380,162
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]
13.	Percent of Class Represented by Amount in Row (11)
	3.1%
14.	Type of Reporting Person (See Instructions)
	OO

CUSIP Number 91531W106
1.	Names of Reporting Person
	IBG LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[ ]
6.	Citizenship or Place of Organization
	Connecticut, United States of America
Number of	7.	Sole Voting Power
Shares		75,380,162
Beneficially	8.	Shared Voting Power
Owned by		Not applicable
Each	9.	Sole Dispositive Power
Reporting		75,380,162
Person	10.	Shared Dispositive Power
With		Not applicable
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	75,380,162
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]
13.	Percent of Class Represented by Amount in Row (11)
	3.1%
14.	Type of Reporting Person (See Instructions)
	OO

CUSIP Number 91531W106
1.	Names of Reporting Person
	Interactive Brokers Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[ ]
6.	Citizenship or Place of Organization
	Delaware, United States of America
Number of	7.	Sole Voting Power
Shares		75,380,162
Beneficially	8.	Shared Voting Power
Owned by		Not applicable
Each	9.	Sole Dispositive Power
Reporting		75,380,162
Person	10.	Shared Dispositive Power
With		Not applicable
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	75,380,162
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]
13.	Percent of Class Represented by Amount in Row (11)
	3.1%
14.	Type of Reporting Person (See Instructions)
	CO

CUSIP Number 91531W106
1.	Names of Reporting Person
	IBG Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[ ]
6.	Citizenship or Place of Organization
	Delaware, United States of America
Number of	7.	Sole Voting Power
Shares		75,380,162
Beneficially	8.	Shared Voting Power
Owned by		Not applicable
Each	9.	Sole Dispositive Power
Reporting		75,380,162
Person	10.	Shared Dispositive Power
With		Not applicable
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	75,380,162
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]
13.	Percent of Class Represented by Amount in Row (11)
	3.1%
14.	Type of Reporting Person (See Instructions)
	OO

CUSIP Number 91531W106
1.	Names of Reporting Person
	IBKR Member Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[ ]
6.	Citizenship or Place of Organization
	Delaware, United States of America
Number of	7.	Sole Voting Power
Shares		75,380,162
Beneficially	8.	Shared Voting Power
Owned by		Not applicable
Each	9.	Sole Dispositive Power
Reporting		75,380,162
Person	10.	Shared Dispositive Power
With		Not applicable
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	75,380,162
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]
13.	Percent of Class Represented by Amount in Row (11)
	3.1%
14.	Type of Reporting Person (See Instructions)
	OO

CUSIP Number 91531W106
1.	Names of Reporting Person
	Thomas Peterffy 2018 Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[ ]
6.	Citizenship or Place of Organization
	Florida, United States of America
Number of	7.	Sole Voting Power
Shares		75,380,162
Beneficially	8.	Shared Voting Power
Owned by		Not applicable
Each	9.	Sole Dispositive Power
Reporting		75,380,162
Person	10.	Shared Dispositive Power
With		Not applicable
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	75,380,162
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]
13.	Percent of Class Represented by Amount in Row (11)
	3.1%
14.	Type of Reporting Person (See Instructions)
	OO

CUSIP Number 91531W106
1.	Names of Reporting Person
	Thomas Peterffy
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[ ]
6.	Citizenship or Place of Organization
	United States of America
Number of	7.	Sole Voting Power
Shares		75,380,162
Beneficially	8.	Shared Voting Power
Owned by		Not applicable
Each	9.	Sole Dispositive Power
Reporting		75,380,162
Person	10.	Shared Dispositive Power
With		Not applicable
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	75,380,162
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]
13.	Percent of Class Represented by Amount in Row (11)
	3.1%
14.	Type of Reporting Person (See Instructions)
	IN

Introductory Note: This Amendment No. 1 to the Schedule 13D (this “Amendment”) filed by IB Global Investments LLC (“IBGI”), IBG LLC, Interactive Brokers Group, Inc., IBG Holdings LLC, and IBKR Member Holdings LLC, and The Thomas Peterffy 2018 Revocable Trust (the “Reporting Persons”) relates to the disposition of 5,025,344 American depository shares ("ADS") of Up Fintech Holding Limited (the “Company”). This Amendment amends and supplements the Schedule 13D filed on May 20, 2019. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.  Identity and Background

The First paragraph of Item 2 is hereby amended and restated to read as follows:

(a) - (c) and (f). This statement is filed jointly by IB Global Investments LLC (“IBGI”), IBG LLC, Interactive Brokers Group, Inc., IBG Holdings LLC, IBKR Member Holdings LLC, the Thomas Peterffy 2018 Revocable Trust and Thomas Peterffy (the “Reporting Persons”).

•	IBGI is a Delaware limited liability company and its principal business is to make investments.
•
IBGI is wholly owned, directly and indirectly, by IBG LLC, a Connecticut limited liability company. IBG LLC acts as a holding company and service provider to members of the Interactive Brokers Group of companies.

•
Interactive Brokers Group, Inc., a Delaware corporation listed on the Nasdaq Global Select Market under the ticker symbol (IBKR), acts as the managing member and holds all of the voting interests in IBG LLC. Interactive Brokers Group, Inc. acts as a holding company for its interests in IBG LLC.

•
IBG Holdings LLC, a Delaware limited lability company, owns 100 Class B common shares of Interactive Brokers Group, Inc. The Class B shares entitle IBG Holdings LLC to 74.2% of the outstanding voting rights in Interactive Brokers Group, Inc. It also owns shares in non-voting shares in IBG LLC. IBG Holdings LLC acts as a holding company for its interests in Interactive Brokers Group, Inc. and IBG LLC.

•
IBKR Member Holdings LLC, a Delaware limited liability company, owns 100% of the outstanding voting rights in IBG Holdings LLC. IBKR Member Holdings LLC acts as a holding company for its interests in IBG Holdings LLC.

•
Thomas Peterffy, as trustee of the Thomas Peterffy 2018 Revocable Trust, owns 100% of the outstanding voting rights in IBKR Member Holdings LLC. The Thomas Peterffy 2018 Revocable Trust is a personal estate planning vehicle and Mr. Thomas Peterffy, a citizen of the United States, is the Chairman of Interactive Brokers Group, Inc.

The principal business address of all business entities listed above is One Pickwick Plaza, Greenwich, CT 06830. The business address of Mr. Peterffy and his revocable trust is 777 S. Flagler Drive, #1001 East, West Palm Beach, FL 33401.

Item 4.  Purpose of Transaction

Item 4 is hereby supplemented by adding the following paragraph:

IBGI sold beneficial ownership of the Class A ordinary shares, held through ADSs to which this Schedule relates, for capital and diversification reasons. As a result of this transaction, IBGI’s ownership in the Company fell below the 5% threshold and will not file future amendments unless the required to do so.

Item 5.  Interest in Securities of the Issuer

Paragraph (c) of Item 5 is hereby supplemented by adding the following language:

(c) The transactions in the Common Shares effected within the past sixty days by IBGI, which were all open market transactions, are set forth in Schedule A, and are incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: October 10, 2024	IB GLOBAL INVESTMENTS LLC
IBG LLC
INTERACTIVE BROKERS GROUP, INC.
IBG HOLDINGS LLC
IBKR MEMBER HOLDINGS LLC
THE THOMAS PETERFFY 2018 REVOCABLE TRUST

By:	/s/ Thomas Peterffy
Name: Thomas Peterffy
Title: Duly Authorized

Dated: October 10, 2024	/s/ Thomas Peterffy
Thomas Peterffy

Schedule A
This schedule sets forth the information with respect to the sale of American depository shares which were effectuated buy IBGI in the past sixty days.

Date	Security	Transaction	Amount	Weighted average price ($)
10/8/2024	American depository shares	Sale	1,955,550	$9.68
10/9/2024	American depository shares	Sale	3,069,794	$8.43